Hemis Corporation 5348 Vegas Drive, #226 Las Vegas, NV 89108, USA Tel: +1 (702) 387 23 82 Fax: +1 (702) 387 72 40 Email: info@hemiscorporation.com www.hemiscorporation.com

December 19, 2006

Via Facsimile & EDGAR

Mary K. Fraser
Division of Corporate Finance
United States Securities and
     Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Ms. Fraser:

Re:	Hemis Corporation (the “Company”)
Registration Statement on Form SB-2
Filed: July 21, 2006, September 27, 2006, November 1, 2006, November 27, 2006,
December 12, 2006 and December 13, 2006
File No. 333-135946

I am President of the Company and write this letter on behalf of the Company. At this time I respectfully apply for an acceleration of the effective date of the Registration Statement for the Company for Wednesday, December 20, 2006 at 1:00 pm EST.

The Company acknowledges that the disclosure in the filing is the responsibility of the Company. The Company represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

The Company represents that it will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you require any further information.

Yours truly,

HEMIS CORPORATION

Per: /s/ Norman Meier

Norman Meier
President